Exhibit 99.1

Sandstorm Gold Provides Asset Update

VANCOUVER, May 13, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to provide a progress update at various projects underlying the Company's streams and royalties.

Columbus Gold Releases Updated Resource at Paul Isnard
Columbus Gold Corporation ("Columbus Gold") recently completed an extensive drilling program at its Paul Isnard project in French Guiana ("Paul Isnard") consisting of 26,600 meters in 126 core holes. As a result of the additional drilling, Columbus Gold has released an updated National Instrument 43-101 ("NI 43-101") compliant resource estimate, completed by independent consultants.

Category	Tonnes (M)	Average Grade (g/t Au)	Contained Gold (Moz)
Indicated	83.240	1.455	3.8
Inferred	22.370	1.550	1.1

At the breakeven gold cut-off grade of 0.40g/t.

The updated resource estimate will support the completion of a Preliminary Economic Assessment on Paul Isnard, expected to be completed in the second quarter of 2015. The work is being funded by Nord Gold N.V. as part of a minimum US$30 million exploration and development program pursuant to which they can earn a 50.01% interest in the Paul Isnard mineral titles. The earn-in also stipulates the completion of a bankable feasibility study no later than March 2017.

Sandstorm holds a 1.0% net smelter returns ("NSR") royalty over the Paul Isnard project.

For more information, visit the Columbus Gold website at www.columbusgoldcorp.com and see the press release dated April 21, 2015.

Orezone Announces Positive Feasibility Study for Bomboré
Orezone Gold Corporation ("Orezone") announced the highlights of its Feasibility Study for the Bomboré Gold Project in Burkina Faso ("Bomboré"). The study envisions a shallow open pit mining operation with a processing circuit that combines heap leaching and carbon-in-leach ("CIL") without any grinding to process the soft and mostly free digging oxidized ores. The eleven-year mine plan is designed to deliver higher grade ore in the early years (0.88 g/t over the first eight years of production at a strip ratio of 1:1). Lower grade stockpiles will be processed in the final three years. The financial model with revenues based on a US$1,250 gold price, yields 24.4% after tax internal rate of return to Orezone (based on 90% ownership, 10% Gov't) with a net present value of US$196 million at a 5% discount rate.  Project payback is estimated at 2.7 years with all in sustaining costs averaging $678 per ounce.  Initial capital is estimated at $250.0 million including contingencies, all working capital and a $10.5 M credit for gold revenues generated during the pre-production period. At higher gold prices (>US$1,400), there is the possibility of a second phase at Bomboré that would expand the standard CIL circuit with the addition of grinding to process the well-defined sulphide resource (73 Mt at 1.1 g/t for 2.6 Moz).

Sandstorm has a 0.45% NSR royalty on the Bomboré project and a right of first refusal on any future stream or royalty financings related to Bomboré, subject to certain conditions.

For more information, visit the Orezone website at www.orezone.com and see the press release dated April 28, 2015.

Canadian Zinc Releases Positive Drill Results at Prairie Creek
Canadian Zinc Corporation ("Canadian Zinc") reported assay results from the first four drill holes of their current underground drill program at the Prairie Creek Mine in the Northwest Territories, Canada. Drilling highlights included an intercept of 27.5% Pb, 30.5% Zn, 289 g/t Ag over an estimated true width of 3.03 metres in the main quartz vein ("MQV") and an intercept of 7.2% Pb, 11.9% Zn, 89 g/t Ag over an estimated true width of 3.63 metres in the stockwork zone ("STK"). The drill program will comprise about 6,000 metres of diamond drilling over 21 holes. Initial assay results from the program are as follows:

Drill hole	Mineral Style	From (m)	To (m)	Core Interval (m)	Est. True Width (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PCU-15-52	MQV	105.50	107.50	2.00	1.96	14.29	6.05	203.5	0.542
PCU-15-52	STK	119.32	123.32	4.00	2.72	2.36	5.14	61.0	0.172
PCU-15-52	STK	129.24	134.6	5.36	3.63	7.17	11.93	89.2	0.163
PCU-15-52	STK	135.70	137.70	2.00	1.35	5.83	16.82	51.0	0.056
PCU-15-52	STK	149.05	153.50	4.45	2.94	4.47	4.14	49.6	0.063
PCU-15-52	STK	158.22	159.72	1.50	0.98	1.03	7.99	23.2	0.074
PCU-15-52	STK	161.60	162.60	1.00	0.65	7.76	21.20	67.0	0.054
PCU-15-52	STK	173.01	174.01	1.00	0.65	1.37	8.33	43.0	0.153
PCU-15-52	STK	176.80	177.88	1.08	0.71	2.54	7.22	41.0	0.094
PCU-15-52	STK	191.60	192.60	1.00	0.66	0.38	3.87	18.7	0.064
PCU-15-52	STK	193.80	194.58	0.78	0.52	5.91	6.82	65.0	0.077
PCU-15-52	STK	196.00	197.00	1.00	0.67	0.78	3.71	12.2	0.023
PCU-15-52	STK	206.00	207.00	1.00	0.66	0.45	6.91	8.9	0.017
PCU-15-52	STK	210.00	211.00	1.00	0.66	0.11	2.51	58.0	0.131
PCU-15-52	STK	214.48	215.48	1.00	0.66	5.01	5.57	57.0	0.072
PCU-15-52	STK	220.10	221.10	1.00	0.66	9.87	23.50	115.0	0.181
PCU-15-52	STK	238.50	240.49	1.99	1.31	1.98	4.35	17.0	0.013
PCU-15-53	Vein	98.76	101.80	3.04	2.80	3.02	3.76	32.0	0.052
PCU-15-53	MQV	103.33	106.38	3.05	3.03	27.47	30.45	289.4	0.070
PCU-15-53	STK	124.66	126.60	1.94	1.42	0.32	4.11	6.5	0.012
PCU-15-53	STK	130.76	132.28	1.52	1.11	8.66	5.14	76.0	0.028
PCU-15-53	STK	149.20	152.50	3.30	2.39	2.81	20.81	117.8	0.494
PCU-15-53	STK	153.62	154.67	1.05	0.76	0.54	12.10	62.0	0.297
PCU-15-53	STK	161.26	162.86	1.60	1.15	0.45	16.90	41.0	0.198
PCU-15-53	STK	173.43	178.00	4.57	3.27	8.17	11.03	79.2	0.120
PCU-15-53	STK	189.00	190.00	1.00	0.71	3.71	3.05	30.0	0.038
PCU-15-53	STK	193.00	194.00	1.00	0.71	2.37	5.25	25.0	0.020
PCU-15-54	MQV*	167.34	176.70	9.36	6.63	5.95	6.87	112.0	0.328
PCU-15-54	STK	181.90	182.57	0.67	0.43	3.94	7.69	84.0	0.214
PCU-15-55	MQV	121.60	123.25	1.65	1.50	8.24	2.69	61.4	0.084
PCU-15-55	STK	131.61	132.32	0.71	0.43	1.80	6.62	48.0	0.153
PCU-15-55	STK	141.95	143.02	1.07	0.66	31.00	12.00	357.0	0.403
PCU-15-55	STK	144.78	146.00	1.22	0.75	2.82	6.94	83.0	0.203
PCU-15-55	STK	148.00	149.05	1.05	0.65	5.24	8.53	170.0	0.567
PCU-15-55	STK	149.92	151.07	1.15	0.71	11.50	15.40	117.0	0.148
PCU-15-55	STK	154.08	155.00	0.92	0.57	1.05	9.97	15.0	0.028
PCU-15-55	STK	158.69	160.75	2.06	1.27	3.89	23.94	271.7	1.119
*Hole abandoned within the MQV due to technical difficulties. Overall recoveries in PCU-15-54 were approximately 40%. In general, recoveries for all holes averaged approximately 70% from the MQV and 100% for the STK.

Sandstorm holds a 1.2% NSR royalty on the Prairie Creek project.

For more information, visit the Canadian Zinc website at www.canadianzinc.com and see the press release dated May 5, 2015.

SilverCrest Accelerates Exploration of High Grade El Cholugo Zone at Santa Elena Mine
SilverCrest Mines Inc. ("SilverCrest") announced that it has accelerated its exploration and development of the El Cholugo zone ("El Cholugo") with potential plans to include the zone in its 2015 mine plan. SilverCrest has encountered high grade gold and silver over significant widths at El Cholugo, a zone located immediately adjacent to the main mineralized zone ("MMZ") currently in production at the Santa Elena Mine in Sonora, Mexico ("Santa Elena"). At El Cholugo, a total of 132 composited assay results from mine face channel sampling on three working levels approximately 25 metres apart showed an estimated average vein width of 3.3 metres grading 8.8 g/t Au and 419.4 g/t Ag. The highest grade individual sample collected to date from the El Cholugo had a width of 0.6 metres grading 108.8 g/t Au and 2,705 g/t Ag (uncut and undiluted). For comparison purposes, current MMZ ore grades mined from Santa Elena in April 2015 were approximately 1.9 g/t Au and 127 g/t Ag.

Sandstorm has a gold stream agreement with SilverCrest to purchase 20% of the life of mine gold produced from Santa Elena at a per ounce price of US$350 per ounce which increases to US$450 per ounce of gold once 50,000 ounces have been delivered to Sandstorm.

For more information, visit the SilverCrest website at www.silvercrestmines.com and see the press release dated May 7, 2015.

Solitario Announces Air Quality Permits for Mt. Hamilton
Solitario Exploration & Royalty Corp. ("Solitario") announced that the Nevada Division of Environmental Protection ("NDEP") has approved two air quality permits required for construction of the Mt. Hamilton gold project in Nevada, USA. With these permits, all of the major federal and state permits from the Mt. Hamilton project have now been acquired.

Sandstorm holds a 2.4% NSR royalty on the Mt. Hamilton project and has a right of first refusal on any future stream or royalty financings related to Mt. Hamilton.

For more information, visit the Solitario website at www.solitarioresources.com and see the press release dated May 12, 2015.

Rock Lefrançois, P. Geo, is Columbus Gold's Chief Operating Officer and a Qualified Person as defined by NI 43-101. Mr. Lefrançois has reviewed and approved the technical information related to Paul Isnard in this press release.

Pascal Marquis, Ph.D., P. Geo, is Orezone's Senior Vice President and a Qualified Person as defined by NI 43-101. Dr. Marquis has reviewed and approved the technical information related to Bomboré in this press release.

Alan Taylor, P. Geo., is Canadian Zinc's Chief Operating Officer & Vice President Exploration and is a Qualified Person as defined by NI 43-101. Mr. Taylor has reviewed and approved the technical information related to Prairie Creek in this press release.

N. Eric Fier, CPG, P. Eng, is SilverCrest's Chief Operating Officer and is a Qualified Person as defined by NI 43-101. Mr. Fier has reviewed and approved the technical information related to Santa Elena in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 70 streams and royalties, of which 14 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, President & CEO, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 09:04e 13-MAY-15